Mail Stop 3561

May 19, 2006

Dawn A. Abuso, Esq.
Entergy Services, Inc.
446 North Boulevard
Baton Rouge, Louisiana 70802

> **Re:** **Response letter filed on May 1, 2006**
> **Entergy Louisiana, LLC**
> **Registration Statement on Form S-3**
> **Filed March 23, 2006**
> **File No. 333-132660**

Dear Ms. Abuso:

      We have limited our review of your filing to the issues identified in the following comment. No further review of the registration statement has been made. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Entergy Louisiana, LLC</u>

<u>General</u>

1. We note your response to comment 1 of our letter dated April 19, 2006. We note that it appears that both Entergy Louisiana Holdings, Inc. and Entergy Louisiana, LLC, are succeeding to the reporting obligations of Entergy Louisiana, Inc. Further, we note that Entergy Louisiana, LLC, was allocated substantially all of the assets and liabilities of Entergy Louisiana, Inc. Please provide us with your analysis as to how each of Entergy Louisiana Holdings, Inc. and Entergy Louisiana, LLC, are able to succeed to the reporting obligations of Entergy Louisiana, Inc.

*****

Please respond to our comment as appropriate. Please understand that we may have additional comments after reviewing your response to our comment. Contact Howard Baik at (202) 551-3317, Peggy Kim, Senior Staff Attorney, at (202) 551-3411, or me at (202) 551-3750 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Kimberly M. Reisler, Esq.
Fax: (212) 829-2116